UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Orbotech Ltd.
(Name of Issuer)

Ordinary Shares (NIS 0.14 nominal par value)
(Title of Class of Securities)

M75253100

(CUSIP Number)

Richard Hall, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M75253100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. Jacob Richter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,033,945
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,033,945
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,033,945
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.9%[1]
14.	Type of Reporting Person (See Instructions) IN

1 Based on 34,106,775 Ordinary Shares of the Issuer, as reported in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on March 27, 2009.

CUSIP No. M75253100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. Judith Richter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,033,945
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,033,945
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,033,945
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.9%[2]
14.	Type of Reporting Person (See Instructions) IN

2 Based on 34,106,775 Ordinary Shares of the Issuer, as reported in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on March 27, 2009.

Schedule 13D

This Amendment No. 1 amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission by each of Dr. Jacob Richter and Dr. Judith Richter (the “Reporting Persons”) on July 14, 2009.  This Amendment No. 1 is being filed as a result of the information disclosed in Items 3 and 5 below.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

On July 7, 2009 the Reporting Persons purchased 1,200,000 shares of Ordinary Shares in privately negotiated transactions at an aggregate purchase price (excluding trading commissions and related administrative costs) of $12,000,000.  The source of the funds used by the Reporting Persons to purchase such shares was personal funds of the Reporting Persons.

On July 20, 2009 the Reporting Persons purchased 418,500 shares of Ordinary Shares in a privately negotiated transaction at an aggregate purchase price (excluding trading commissions and related administrative costs) of $4,185,000.  The source of the funds used by the Reporting Persons to purchase such shares was personal funds of the Reporting Persons.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  Items (11) and (13) of the cover pages of this Schedule 13D are hereby incorporated by reference.

(b)  Items (7) through (10) of the cover pages of this Schedule 13D are hereby incorporated by reference.

(c)  See Annex A hereto.

(d)  Not applicable.

(e)  Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jacob Richter
Dr. Jacob Richter

/s/ Judith Richter
Dr. Judith Richter

July 21, 2009

Annex A

The table below sets forth purchases of the Ordinary Shares by the Reporting Persons during the last 60 days.  All such purchases were effected by the Reporting Persons in privately negotiated transactions.

Date	Reporting Person who effected the purchase	Amount of Shares	Price Per Share ($) (net of commissions)
July 7, 2009	Dr. Jacob Richter and Dr. Judith Richter	1,200,000	$10.00
July 20, 2009	Dr. Jacob Richter and Dr. Judith Richter	418,500	$10.00